U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 0-21479

                              CUSIP NUMBER: 45031W

(Check One):
[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
For Period Ended:      June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant                     I-SECTOR CORPORATION

Former Name if Applicable                   ALLSTAR SYSTEMS, INC.

Address of Principal Executive Office
(Street and Number)                         6401 SOUTHWEST FREEWAY
City, State and Zip Code                    HOUSTON, TEXAS 77074

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed. (Check box if appropriate)

   [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989, 54 F.R. 10306.]

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Response:
The Registrant is currently undergoing a reorganization, including the recent disposition of certain operating segments. In connection with this reorganization, the Registrant is having difficulties assembling the requisite financial information to prepare, and timely file, its Form 10-Q for the quarter ended June 30, 2000 (the "Form 10-Q"). Furthermore, the Registrant's implementation of the requirements associated with the new audit committee rules has also contributed to its inability to prepare, and timely file, the Form 10-Q. For the foregoing reasons the Registrant could not timely file the Form 10-Q with unreasonable effort and expense.

Part IV--Other Information

(1)Name and telephone number of person to contact in regard to this notification

   JAMES H. LONG          (713)795-2000
    (Name)                (Area Code)(Telephone Number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
   no, identify report(s).          [X] Yes     [ ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    [X] Yes     [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response:
On May 19, 2000, the Registrant sold its Computer Products Division and certain assets of its IT services business. Accordingly the operations for the Computer Products Division are reported as Discontinued Operations beginning with Form 10-Q for the quarter ended March 31, 2000.


                             I-SECTOR CORPORATION.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     AUGUST 14, 2000                    By:      /s/James H. Long
                                            James H. Long, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.